SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 29, 2021

ARYA SCIENCES ACQUISITION CORP IV

(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	001-40122 (Commission File Number)	98-1574672 (I.R.S. Employer Identification No.)

51 Astor Place, 10th Floor New York, New York (Address of principal executive offices)		10003 (Zip Code)

(212) 284-2300

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	ARYD	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Business Combination Agreement

On September 29, 2021, Amicus Therapeutics, Inc., a Delaware corporation (the “Amicus”), ARYA Sciences Acquisition Corp IV, a Cayman Islands exempted company (“ARYA”), Amicus GT Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Amicus (“Amicus GT”), and Caritas Therapeutics, LLC, a Delaware limited liability company and wholly-owned subsidiary of Amicus GT (“Caritas”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”).

The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the boards of directors of each of Amicus and ARYA.

Copies of the Business Combination Agreement and the other transaction agreements will be filed as exhibits to an amendment to this Current Report.

Item 7.01          Regulation FD Disclosure.

On September 29, 2021, ARYA and Amicus issued a press release announcing their entry into the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibits 99.2 and 99.3 hereto and incorporated into this Item 7.01 by reference is the investor presentation that ARYA and Amicus have prepared for use in connection with the announcement of the Business Combination and a transcript of the investor call.

The foregoing (including Exhibits 99.1, 99.2 and 99.3) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act.

Forward Looking Statements

Certain statements in this Current Report may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements with respect to (i) Caritas’ commercialization of its current and future product candidates, (ii) trends in the genomic medicine industry, (iii) Caritas’ targeted customers and suppliers and the expected arrangements with them, (iv) Caritas’ projected operational performance, including relative to its competitors, (v) the proposed business combination between ARYA and Caritas (the “Business Combination”), (vi) the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company; and (vii) other statements regarding ARYA’s, Amicus’ or Caritas’ expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words” anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Arya, Amicus and Caritas. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of ARYA’s final prospectus relating to its initial public offering, dated February 25, 2021, any proxy statement/prospectus relating to the Business Combination, which is expected to be filed by ARYA with the SEC, other documents filed by ARYA from time to time with the U.S. Securities and Exchange Commission’s (“SEC”), and any risk factors made available to you in connection with the Business Combination. These forward-looking statements involve a number of risks and uncertainties (some of which are beyond the control of ARYA, Amicus and Caritas), and other assumptions, that may cause Caritas’ or ARYA’s actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Such risks, uncertainties and assumptions that will be described in any proxy statement/prospectus relating to Caritas and the Business Combination, include, but are not limited to: Caritas’ assumptions about the size and timing of the market opportunity for its product candidates, which is based, in part, on third-party survey data and reports commissioned by Caritas, and Caritas’ assumptions about the portion of such market opportunity that Caritas can capture and the timing thereof; Caritas’ ability to obtain required regulatory approvals for its product candidates; inability to gain acceptance of any approved product candidates by physicians, patients, third-party payors and others in the medical community; competition in the discovery, development and commercialization of products; FDA and other regulatory approval of biosimilar products that compete with Caritas’ product candidates; unfavorable pricing regulations, third-party coverage and reimbursement practices with respect to future products; difficulty predicting the time cost of product candidate development; ability to demonstrate safety and efficacy of product candidates in clinical trials; reliance on third parties to conduct certain preclinical development activities and clinical trials and the potential failure of those third parties in meeting deadlines for such trials; delays or difficulties enrolling patients in clinical trials; the possibility that product candidates could cause undesirable side effects; the possibility that any product candidate for which marketing approval is obtained could be subject to restrictions or withdrawal from the market; negative public opinion and increased regulatory scrutiny of genomic medicines and their impact on public perception of the safety of Caritas’ product candidates; inability to obtain or maintain designations for expedited regulatory pathways for some or all Caritas’ current product candidates; inability to obtain or maintain regulatory approves in foreign jurisdictions; inability to enter into agreements for commercial supply with third-party manufacturers on acceptable terms; inability to establish or maintain collaborations; unavailability of materials necessary to manufacture Caritas’ product candidates on commercially reasonable terms; inability to obtain and maintain patent protection for technology and future products; inability to register trademarks in all potential markets; inability to protect the confidentiality of trade secrets; governmental responses to the COVID-19 pandemic; inability to obtain sufficient capital to meet operational financing requirements or comply with debt agreements; inability to prevent computer system failures or security breaches; potential product liability claims; failure to hire, retain and motivate key executives and qualified personnel; the significant increased expenses and administrative burden as a public company; the potential need for substantial future funding to finance operations and the inability to be able to obtain such financing or acceptable terms or at all; potential future acquisitions which could disrupt the Caritas’ business; the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; the outcome of any legal proceedings that may be instituted against ARYA, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of ARYA, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Caritas as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination; costs related to the proposed business combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; changes in applicable laws or regulations; the amount of redemption requests made by ARYA’s shareholders; and the possibility that Caritas or the combined company may be adversely affected by other economic, business, and/or competitive factors. There may be additional risks that neither ARYA, Amicus nor Caritas presently know or that ARYA, Amicus and Caritas currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize, they could cause actual results to differ materially from these forward-looking statements. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ARYA, Amicus and Caritas assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ARYA, Amicus nor Caritas gives any assurance that either ARYA or Caritas will achieve its expectations.

Projections

This Current Report contains financial forecasts with respect to Caritas’ projected financial results. ARYA’s and Caritas’ independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Current Report, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Current Report. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Caritas or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Current Report should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Actual results may differ as a result of the completion of Caritas’ financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Caritas’ nor ARYA’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Additional Information

In connection with the Business Combination, ARYA intends to file with the SEC a Registration Statement, which will include a preliminary prospectus and preliminary proxy statement. ARYA will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This Current Report is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that ARYA will send to its shareholders in connection with the Business Combination. Investors and security holders of ARYA are advised to read, when available, the proxy statement/prospectus in connection with ARYA’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to shareholders of ARYA as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 51 Astor Place, 10th Floor, New York, New York 10003.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

ARYA and its respective directors and executive officers under SEC rules, may be deemed to be participants in the solicitation of proxies of ARYA’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of ARYA’s directors and officers in ARYA’s filings with the SEC, including the Registration Statement to be filed with the SEC by ARYA, which will include the proxy statement of ARYA for the Business Combination, and such information and names of such directors and executive officers and their interests in the Business Combination will also be in the Registration Statement to be filed with the SEC by ARYA, which will include the proxy statement of ARYA for the Business Combination.

No Offer and Non-Solicitation

This Current Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01          Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release, dated September 29, 2021.
99.2	Investor Presentation, dated September 2021.
99.3	Transcript of Conference Call, dated September 29, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2021	ARYA SCIENCES ACQUISITION CORP IV

	By:	/s/ Adam Stone
		Name:	Adam Stone
		Title:	Chief Executive Officer

Exhibit 99.1

Amicus Therapeutics and ARYA Sciences Acquisition Corp IV

Announce Formation of a Next-Generation Genetic Medicine Company: “Caritas Therapeutics”

Business Combination of Amicus Gene Therapy Business with ARYA IV to Result in the Launch of Caritas Therapeutics, a New Independent, Publicly Traded Company with Expected ~$400M in Initial Funding

Will Transform Amicus into a Premier Global Commercialization and Late Stage Product Development Biotechnology Company in Rare Diseases

Transaction Advances Amicus Path to Profitability - Expected as of 2023

Amicus Balance Sheet Further Strengthened with a ~$200M Private Investment from Leading Biotechnology Investors

Separation will Sharpen the Strategic Focus, Financial Profile, and Operational Execution of Both Companies to Address the Needs of People Living with Rare Diseases – Amicus to Retain Ownership of 36% of Caritas

Conference Call and Webcast Today at 8:00 a.m. ET

PHILADELPHIA & NEW YORK, Sept. 29, 2021 – Amicus Therapeutics, Inc. (Nasdaq: FOLD) (“Amicus”) today announced its intent to launch a next-generation genetic medicine company, Caritas Therapeutics, Inc., (“Caritas”) through a definitive business combination agreement pursuant to which the Amicus gene therapy business will be acquired by ARYA Sciences Acquisition Corp IV (Nasdaq: ARYD) (“ARYA IV”), a special purpose acquisition company or SPAC, sponsored by Perceptive Advisors. The transaction will result in two independent publicly traded companies with attractive stand-alone investment profiles. Amicus will become the largest shareholder in Caritas with a ~36% ownership stake (assuming no redemptions by ARYA’s shareholders) and retain co-development and commercialization rights to the Fabry and Pompe gene therapy programs as well as negotiation rights on select future muscular dystrophy programs.

Upon consummation of the business combination, current Amicus Chairman and Chief Executive Officer John F. Crowley will lead Caritas as Chairman and Chief Executive Officer and will become the Chairman Emeritus and Chief Strategic Advisor for Amicus. Current Amicus President and Chief Operating Officer Bradley Campbell will be named as Chief Executive Officer of Amicus.

“This is a big, bold vision and a massive step forward for next generation biotechnologies for people worldwide living with some of the most devastating rare diseases. In a single stroke with the formation and funding of Caritas we will create what will be one of the world’s preeminent next-generation genetic medicines companies. We strongly believe that separating our business into two highly focused, stand-alone companies is the best way to unlock significant value for Amicus shareholders and to advance our medicines and technologies to people living with rare diseases around the world,” stated John F. Crowley, Chairman and Chief Executive Officer of Amicus. “This transaction will serve patients and shareholders well by accelerating funding for our next generation gene therapy pipeline, and strengthening the financial profiles of both companies. We are immensely excited for what the future of science and biotechnology holds as we accelerate and recommit to our mission.”

"This transaction will transform Amicus into a premier rare disease global commercialization and late stage product development company that we believe will benefit all of our stakeholders," said Bradley Campbell, President and Chief Operating Officer of Amicus. "The separation strengthens the financial profile of Amicus and accelerates our path to profitability, while preserving significant equity ownership in the gene therapy pipeline and commercial rights to the innovative and important Fabry and Pompe gene therapy programs. We will be laser focused on maintaining the growth of Galafold and executing on the anticipated global launch of AT-GAA, as we build Amicus into a leading global rare disease biotechnology company and bring our medicines to as many patients as quickly as possible."

Amicus expects the separation to create value for all stakeholders and result in material benefits to the stand-alone companies, including:

•	Enhancing the ability of both companies to meet the unmet needs of many individuals and families affected by rare diseases,
•	Accelerating the development and broadening the scope of one of the largest rare disease gene therapy portfolios in the industry,
•	Funding the gene therapy next generation scientific platform technologies as well as manufacturing capabilities of the new company,
•	Strengthening the financial profile of each company,
•	Reinforcing management focus on key strategic and financial goals,
•	Unlocking value while creating a more targeted investment thesis for shareholders.

Amicus Therapeutics’ focus as a rare disease global commercialization and late stage development company

Following the transaction, Amicus will remain a global, patient-dedicated biotechnology company developing and delivering novel high-quality medicines for people living with rare diseases. Amicus’ focus will be to grow its leadership position across Amicus’ two lead indications of Fabry disease and Pompe disease. In addition, it is expected the transaction will strengthen the Amicus financial outlook and enable it to achieve profitability in 2023.1

Upon completion of the transaction, Amicus will become the largest shareholder in Caritas and retain co-development and commercialization rights to the Fabry and Pompe gene therapy programs, as well as negotiation rights on future muscular dystrophy programs.

Amicus plans to continue investing in the global commercialization of Galafold for Fabry disease through geographic and label expansion, as well as support for diagnostic initiatives. In Pompe disease, Amicus will focus on securing global approvals, executing the anticipated global launch of AT-GAA, and providing access for patients as quickly as possible. Amicus continues to believe that AT-GAA has the potential upon approval to become the next standard of care for all people living with Pompe disease.

Amicus also announced today that a syndicate of leading healthcare biotechnology investors, including Redmile Group, Avoro Capital Advisors, Perceptive Advisors, Invus, Sphera Healthcare, and Janus Henderson Investors have agreed to a private investment in Amicus of approximately $200 million. Amicus expects to use the net proceeds to further fund initiatives in the global commercialization of Galafold and the anticipated global launch of AT-GAA and, in connection with the business combination, to invest $50 million in cash in Caritas in exchange for additional equity in Caritas.

1 Based on projections of Amicus non-GAAP Net Income under current operating plans, which includes successful AT-GAA regulatory approvals and continued Galafold growth. We define non-GAAP Net Income as GAAP Net Income excluding the after tax impact of share-based compensation expense, changes in fair value of contingent consideration and depreciation.

Caritas’ focus as a clinical stage, rare disease discovery and development next-generation genetic medicines company

The mission of Caritas, the Latin word for compassion, will be to transform the lives of children and adults living with rare genetic diseases by harnessing the power of next-generation genetic medicine and gene therapy technologies through advanced protein engineering and innovative gene therapy vector technologies. Through its 60+ bench scientists and experienced development and leadership teams, Caritas will develop and advance a series of novel platform technologies to address the key challenges to the safe and efficient gene transfer necessary for next-generation gene therapies. These include proprietary technologies designed to address delivery, safety, durability, and manufacturability of gene therapies. The gene therapy pipeline is founded on deep expertise and platform technologies in protein engineering and rare disease biology, the broad research collaboration with the Perelman School of Medicine at the University of Pennsylvania (Penn) for best-in-class gene therapies, and a new co-development collaboration with Amicus.

The pipeline is led by two Batten disease programs with clinical proof of concept in CLN6 and CLN3, six active preclinical programs, including Fabry disease, Pompe disease, and CDKL5 Deficiency Disorder (CDD), as well as multiple discovery programs. Caritas will have exclusive, global rights to gene therapy programs for nearly 50 rare genetic diseases through its broad collaboration with Dr. Jim Wilson and the Penn team, including a majority of next-generation lysosomal disease programs as well as 11 more prevalent rare diseases. Among these are Angelman Syndrome, Duchenne Muscular Dystrophy, Rett Syndrome, Myotonic Dystrophy and select other muscular dystrophies. Dr. Jim Wilson will become a senior scientific and strategic advisor to Caritas.

Amicus management expects that, as a new, independent entity with approximately 115 employees, Caritas will be better positioned to pursue its strategic priorities, accelerate its programs and discovery work, as well as adequately fund its manufacturing capabilities. Amicus believes that this transaction will harness those opportunities to the benefit of patients and shareholders.

“When ARYA IV was formed, our objective was to identify a company with the potential to successfully address a significant, unmet need in biomedical science,” said Adam Stone, Chief Investment Officer of Perceptive Advisors and CEO of ARYA IV. “Through Caritas, we are combining with a business we believe has the potential to transform the field of genetic medicine through advanced protein engineering and innovative vector technologies. Over the course of our long-standing relationship with Amicus, we've come to believe in the company’s innovative science and experienced leadership team. We are excited to see the next phase of growth for Amicus and Caritas, respectively.”

Caritas Transaction and Timing

Amicus is separating its gene therapy business into a new entity that will be acquired by ARYA IV, a special purpose acquisition company or SPAC. At closing of the transaction, ARYA IV will be named Caritas Therapeutics, Inc. As part of the transaction, Amicus will receive the following:

•	~36% pro forma ownership in Caritas (depending on the level of redemptions at ARYA IV)
•	Co-development rights and exclusive global commercialization rights to existing Fabry and Pompe gene therapies including a 50/50 cost and profit share
•	Right of first negotiation to certain multiple muscular dystrophy programs being developed by Caritas

Amicus expects to incur charges related to the transaction during the reporting periods preceding the separation and does not otherwise expect this to impact Amicus’ financial guidance for 2021.

In connection with the closing of the transaction, in addition to its renaming, ARYA IV will redomicile as a Delaware corporation and its common stock is expected to be listed on Nasdaq under the ticker symbol “SPES”, the Latin word for hope.

In addition to the approximately $150 million held in ARYA IV’s trust account, assuming no redemptions are effected, a group of leading global investors has committed to participate in the transaction through a common stock private investment in public equity (PIPE) of approximately $200 million at $10 per share. Investors in the PIPE include Perceptive Advisors, Redmile Group, Bain Capital Life Sciences, Invus, Avoro Capital Advisors, Surveyor Capital (a Citadel company), Deerfield Management Company, Wellington Management and Sphera Healthcare. In connection with the business combination, Amicus will also invest $50 million in cash in Caritas in exchange for additional equity in Caritas. Together, Caritas is expected to receive proceeds of approximately $400 million at the closing of the transactions, assuming no redemptions are effected. Proceeds of the business combination and the PIPE are expected to be used to advance development of the Caritas gene therapy pipeline, discovery work, growth across its scientific teams and to support general corporate activities (including payment of certain transaction expenses). A condition to closing of the business combination transaction is that these cash proceeds are no less than $300 million in total.

The boards of directors of both Amicus and ARYA IV have approved the proposed transaction. Completion of the transaction, which is expected in the fourth quarter of 2021 or early 2022, is subject to approval of ARYA IV’s shareholders, delivery of the minimum $300 million in cash proceeds, and the satisfaction or waiver of certain other customary closing conditions.

Advisors

Goldman Sachs & Co. LLC is acting as financial and capital markets advisor to Amicus Therapeutics. Jefferies LLC is acting as financial advisor and private placement agent to ARYA IV. Skadden, Arps, Slate, Meagher & Flom LLP, Wilson Sonsini Goodrich & Rosati and Troutman Pepper Hamilton Sanders LLP are acting as legal counsel to Amicus Therapeutics. Kirkland & Ellis LLP is acting as legal counsel to ARYA IV.

Amicus Conference Call and Webcast

Amicus Therapeutics will host a conference call and audio webcast today, September 29, 2021 at 8:00 a.m. ET to discuss the transaction. Interested participants and investors may access the conference call by dialing 877-303-5859 (U.S./Canada) or 678-224-7784 (international), conference ID: 4688658.

A live audio webcast and related presentation materials can also be accessed via the Investors section of the Amicus Therapeutics corporate website at ir.amicusrx.com. Web participants are encouraged to register on the website 15 minutes prior to the start of the call. A replay of the call will be available for seven days beginning at 7:30 p.m. ET on September 29, 2021. Access numbers for this replay are 855-859-2056 (U.S./Canada) and 404-537-3406 (international); conference ID: 4688658.

Caritas Deal Roadshow Webcast

A webcast of the Caritas Therapeutics presentation materials will also be available on Deal Roadshow:

Recorded Deal Roadshow Investor Login Details:

Wednesday, September 29, 2021 at 9:00 a.m. ET

URL: https://dealroadshow.com

Entry Code: CARITAS2021

Direct Link: https://dealroadshow.com/e/CARITAS2021

A replay of the call will be available today starting at 10:00 a.m. ET through the same Deal Roadshow link shown above.

About Amicus Therapeutics

Amicus Therapeutics (Nasdaq: FOLD) is a global, patient-dedicated biotechnology company focused on discovering, developing and delivering novel high-quality medicines for people living with rare diseases. With extraordinary patient focus, Amicus Therapeutics is committed to advancing and expanding a robust pipeline of cutting-edge, first- or best-in-class medicines for rare metabolic diseases. For more information please visit the company’s website at www.amicusrx.com, and follow us on Twitter and LinkedIn.

About ARYA IV

ARYA IV is a blank check company newly incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. ARYA IV is led by Chairman Joseph Edelman; Chief Executive Officer Adam Stone; Chief Financial Officer Michael Altman; and Chief Business Officer Konstantin Poukalov.

Participants in the Solicitation

ARYA IV and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ARYA IV’s shareholders in connection with the business combination. Investors and securityholders may obtain more detailed information regarding the names and interests in the business combination of ARYA IV’s directors and officers in ARYA IV’s filings with the SEC, including ARYA IV’s final prospectus which was filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on February 19, 2021, as well as in the Registration Statement, which includes the proxy statement of ARYA IV for the business combination. Shareholders can obtain copies of ARYA IV’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov.

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 relating to the business combination, development of Caritas’ product candidates, preclinical and clinical development of our product candidates, the timing and reporting of results from preclinical studies and clinical trials, the prospects and timing of the potential regulatory approval of our product candidates, commercialization plans, manufacturing plans and financing plans. The inclusion of forward-looking statements should not be regarded as a representation by us that any of our plans or Caritas’ plans will be achieved. Any or all of the forward-looking statements in this press release may turn out to be wrong and can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. For example, with respect to statements regarding the goals, progress, timing, and outcomes of discussions with regulatory authorities, and in particular the potential goals, progress, timing, and results of preclinical studies and clinical trials, and revenue goals, including as they are impacted by COVID-19 related disruption, are based on current information. The potential impact on operations and/or revenue from the COVID-19 pandemic is inherently unknown and cannot be predicted with confidence and may cause actual results and performance to differ materially from the statements in this release, including without limitation, because of the impact on general political and economic conditions, including as a result of efforts by governmental authorities to mitigate COVID-19, such as travel bans, shelter in place orders and third-party business closures and resource allocations, manufacturing and supply chain disruptions and limitations on patient access to commercial or clinical product or to treatment sites. In addition to the impact of the COVID-19 pandemic, actual results may differ materially from those set forth in this release due to the risks and uncertainties inherent in our business, including, without limitation: the potential that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of our securities; the potential that the proposed transaction disrupts our current plans and operations and potential difficulties in our employee retention as a result of the transaction; the potential that results of clinical or preclinical studies indicate that the product candidates are unsafe or ineffective; the potential that it may be difficult to enroll patients in clinical trials; the potential that regulatory authorities, including the FDA, EMA, and PMDA, may not grant or may delay approval for our product candidates; the potential that Caritas may not be successful in maintaining or establishing collaborations, which could adversely affect its ability to develop products; substantial competition in the rapidly evolving field of gene therapy, which may result in others discovering, developing or commercializing products before or more successfully than Caritas; the potential that regulatory authorities approve biosimilar products with claims that compete with any of Caritas’ product candidates; the potential that preclinical and clinical studies could be delayed due to the identification of serious side effects or other safety issues; the potential that we or Caritas may not be able to manufacture or supply sufficient clinical or commercial products; the potential that Caritas may become involved in product liability lawsuits and in lawsuits to protect or enforce intellectual property rights, which could be expensive and time-consuming, and could result in substantial liabilities and the impairment of commercialization efforts of product candidates; and the potential that we or Caritas will need additional funding to complete all of our respective studies, commercialization and manufacturing. In addition, all forward-looking statements are subject to other risks detailed in our Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Report 10-Q for the quarter ended June 30, 2021. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement, and we undertake no obligation to revise or update this news release to reflect events or circumstances after the date hereof.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act and otherwise in accordance with applicable law.

CONTACT:

Amicus Investors:

Andrew Faughnan

Executive Director, Investor Relations

afaughnan@amicusrx.com

(609) 662-3809

Amicus Media:

Diana Moore

Head of Global Corporate Communications

dmoore@amicusrx.com

(609) 662-5079

ARYA IV:

Michael Altman
Chief Financial Officer of ARYA Sciences Acquisition Corp IV
Arya4@perceptivelife.com

FOLD–G

Exhibit 99.2

Harnessing the Power of Genetic Medicine September 2021 Investor Presentation CONFIDENTIAL

2 CONFIDENTIAL Disclaimer This presentation contains proprietary and confidential information of Amicus Therapeutics, Inc . ’s gene therapy business (“Caritas”) and ARYA Science Acquisition Corp IV (“ARYA”), and the entire content should be considered “Confidential Information . ” Neither ARYA, nor Caritas, nor Jefferies LLC (“Jefferies” or the “Placement Agent”) makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation . This presentation is not intended to be all inclusive or to contain all the information that a person may desire in considering an investment in ARYA or Caritas and is not intended to form the basis of any investment decision in ARYA or Caritas . You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and you must make your own investment decision and perform your own independent investigation and analysis of an investment in ARYA or Caritas and the transactions contemplated in this presentation . By participating in this presentation, you expressly agree to keep confidential this presentation and all otherwise non - public information disclosed by ARYA and Caritas, whether orally or in writing, during this presentation or in these presentation materials . You also agree not to distribute, disclose or use such information for any purpose, other than for the purpose of evaluating your participation in the potential financing of the transactions contemplated in this presentation and to return to Caritas and ARYA, delete or destroy this presentation upon request . By participating in this presentation, you acknowledge that you are (i) aware that the United States securities laws prohibit any person who has material, non - public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (ii) familiar with the Securities Exchange Act of 1934 , as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that you will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10 b - 5 thereunder . This presentation relates to the potential financing of a portion of the transactions contemplated in this presentation through a private placement of equity securities . This presentation shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act, or and offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Caritas, ARYA or any of their respective affiliates . This presentation shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction . This presentation is not an offer, or a solicitation of an offer, to buy or sell any investment or other specific product . Any offering of securities (the “Securities”) will not be registered under the Securities Act of 1933 , as amended (the “Act”), and will be offered as a private placement to a limited number of institutional "accredited investors" as defined in Rule 501 (a)(1), (2), (3) or (7) under the Act and “Institutional Accounts” as defined in FINRA Rule 4512 (c) . Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Act . Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Act . The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued . Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time . Neither Caritas nor ARYA is making an offer of the Securities in any state where the offer is not permitted . The information contained in this presentation is only addressed to and directed at persons in member states of the European Economic Area (“EEA”) and the United Kingdom (each a “Relevant State”) who are “qualified investors” (i) in the case of the EEA, within the meaning of Article 2 (e) of Regulation (EU) 2017 / 1129 (as amended, the “Prospectus Regulation”) and (ii) in the case of the United Kingdom, within the meaning of Regulation (EU) 2017 / 1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”) (together, “Qualified Investors”) . In addition, in the United Kingdom, this presentation is being distributed only to, and is directed only at, Qualified Investors who are (i) persons having professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) ; (ii) high net worth entities or other persons falling within Article 49 (2)(a) to (d) of the Order ; or (iii) other persons to whom it may otherwise lawfully be communicated (all such persons who are also Qualified Investors being referred to as “Relevant Persons”) . The information provided in this presentation must not be acted on or relied on (i) in the United Kingdom, by persons who are not Relevant Persons, and (ii) in any other Relevant State, by persons who are not Qualified Investors . Any investment or investment activity to which the information in this presentation relates is available only to or will only be engaged in with, (i) Relevant Persons in the United Kingdom, and (ii) Qualified Investors in any other Relevant State . This presentation is intended solely for the purposes of familiarizing investors . To the extent the terms of any potential transaction are included in this presentation, those terms are included for discussion purposes only . NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE OR TERRITORIAL SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE . You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation . You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision . Use of Data . This presentation contains information concerning Caritas’ products and industry that are based on industry surveys and publications or other publicly available information, other third - party survey data and research reports commissioned by Caritas and its internal sources . This information involves many assumptions and limitations ; therefore, there can be no guarantee as to the accuracy or reliability of such assumptions and you are cautioned not to give undue weight to this information . Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein . Neither Caritas nor ARYA has independently verified this third - party information . Similarly, other third - party survey data and research reports commissioned by Caritas or ARYA, while believed by to be reliable, are based on limited sample sizes and have not been independently verified by Caritas or ARYA . In addition, projections, assumptions, estimates, goals, targets, plans and trends of the future performance of the industry in which Caritas operates, and its future performance, are necessarily subject to uncertainty and risk due to a variety of factors, including those described below . These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by Caritas and ARYA . None of ARYA, Caritas and the Placement Agent assumes any obligation to update the information in this presentation . Additional Information ; Participants in the Solicitation . If the contemplated business combination is pursued, ARYA will be required to file a preliminary and definitive proxy statement, which may be a part of a registration statement, and other relevant documents with the SEC . Shareholders and other interested persons are urged to read the proxy statement and any other relevant documents filed with the SEC when they become available because they will contain important information about ARYA, Caritas and the contemplated business combination . Shareholders will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about ARYA, Caritas and the contemplated business combination, without charge, at the SEC’s website located at www . sec . gov . ARYA and its directors and executive officers may be deemed to be participants in the solicitation of proxies from ARYA’s shareholders in connection with the proposed transaction . A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available . You may obtain free copies of these documents free of charge at the SEC's website at www . sec . gov or by directing a written request to ARYA at 51 Astor Place, 10 th Floor New York, NY 10003 . This presentation does not contain all the information that should be considered in the contemplated business combination . It is not intended to form any basis of any investment decision or any decision in respect to the contemplated business combination . The definitive proxy statement will be mailed to shareholders as of a record date to be established for voting on the contemplated business combination when it becomes available .

3 CONFIDENTIAL Disclaimer (Cont'd) Forward Looking Statements . Certain statements in this presentation may constitute “forward - looking statements” within the meaning of the federal securities laws . Forward - looking statements include, but are not limited to, statements with respect to (i) Caritas’ commercialization of its current and future product candidates, (ii) trends in the genomic medicine industry, (iii) Caritas’ targeted customers and suppliers and the expected arrangements with them, (iv) Caritas’ projected operational performance, including relative to its competitors, and (v) other statements regarding ARYA’s or Caritas’ expectations, hopes, beliefs, intentions or strategies regarding the future . In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements . The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,””should,” “strive,” “would” and similar expressions may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties . You should carefully consider the risks and uncertainties described in the “Risk Factors” section of ARYA’s registration statement on Form S - 1 , any proxy statement/prospectus relating to the business combination, which is expected to be filed by ARYA with the SEC, other documents filed by ARYA from time to time with the SEC, and any risk factors made available to you in connection with ARYA, Caritas and the business combination . These forward - looking statements involve a number of risks and uncertainties (some of which are beyond the control of ARYA and Caritas), and other assumptions, that may cause Caritas’ or ARYA’s actual results or performance to be materially different from those expressed or implied by these forward - looking statements . Such risks, uncertainties and assumptions that will be described in any proxy statement/prospectus relating to Caritas and the business combination, include, but are not limited to : Caritas’ assumptions about the size and timing of the market opportunity for its product candidates, which is based, in part, on third - party survey data and reports commissioned by Caritas, and Caritas’ assumptions about the portion of such market opportunity that Caritas can capture and the timing thereof ; Caritas’ ability to obtain required regulatory approvals for its product candidates ; inability to gain acceptance of any approved product candidates by physicians, patients, third - party payors and others in the medical community ; competition in the discovery, development and commercialization of products ; FDA and other regulatory approval of biosimilar products that compete with Caritas’ product candidates ; unfavorable pricing regulations, third - party coverage and reimbursement practices with respect to future products ; difficulty predicting the time cost of product candidate development ; ability to demonstrate safety and efficacy of product candidates in clinical trials ; reliance on third parties to conduct certain preclinical development activities and clinical trials and the potential failure of those third parties in meeting deadlines for such trials ; delays or difficulties enrolling patients in clinical trials ; the possibility that product candidates could cause undesirable side effects ; the possibility that any product candidate for which marketing approval is obtained could be subject to restrictions or withdrawal from the market ; negative public opinion and increased regulatory scrutiny of genomic medicines and their impact on public perception of the safety of Caritas’ product candidates ; inability to obtain or maintain designations for expeditated regulatory pathways for some or all Caritas’ current product candidates ; inability to obtain or maintain regulatory approves in foreign jurisdictions ; inability to enter into agreements for commercial supply with third - party manufacturers on acceptable terms ; inability to establish or maintain collaborations ; unavailability of materials necessary to manufacture Caritas’ product candidates on commercially reasonable terms ; inability to obtain and maintain patent protection for technology and future products ; inability to register trademarks in all potential markets ; inability to protect the confidentiality of trade secrets ; governmental responses to the COVID - 19 pandemic ; inability to obtain sufficient capital to meet operational financing requirements or comply with debt agreements ; inability to prevent computer system failures or security breaches ; potential product liability claims ; failure to hire, retain and motivate key executives and qualified personnel ; the significant increased expenses and administrative burden as a public company ; the potential need for substantial future funding to finance operations and the inability to be able to obtain such financing or acceptable terms or at all ; potential future acquisitions which could disrupt the Caritas’ business ; the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed business combination ; the outcome of any legal proceedings that may be instituted against ARYA, the combined company or others following the announcement of the proposed business combination ; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of ARYA, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing ; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination ; the ability to meet stock exchange listing standards following the consummation of the proposed business combination ; the risk that the proposed business combination disrupts current plans and operations of Caritas as a result of the announcement and consummation of the proposed business combination ; the ability to recognize the anticipated benefits of the proposed business combination ; costs related to the proposed business combination ; changes in applicable laws or regulations ; and the possibility that Caritas or the combined company may be adversely affected by other economic, business, and/or competitive factors . There may be additional risks that neither SPAC nor the Company presently know or that SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . Should one or more of these risks or uncertainties materialize, they could cause actual results to differ materially from these forward - looking statements . You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future . Forward - looking statements speak only as of the date they are made . Readers are cautioned not to put undue reliance on forward - looking statements, and ARYA and Caritas assume no obligation and do not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise . Neither ARYA nor Caritas gives any assurance that either ARYA or Caritas will achieve its expectations . This presentation is not intended to constitute, and should not be construed as, investment advice . Trademarks . Amicus and ARYA own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses . This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Amicus or ARYA, or an endorsement or sponsorship by or of Amicus or ARYA . Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ‘ or © symbols, but such references are not intended to indicate, in any way, that Amicus or ARYA will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights . Caritas and ARYA reserve the right to negotiate with one or more parties and to enter into a definitive agreement relating to the transaction at any time and without prior notice to the recipient or any other person or entity . Caritas and ARYA also reserve the right, at any time and without prior notice and without assigning any reason therefor, (i) to terminate the further participation by the recipient or any other person or entity in the consideration of, and proposed process relating to, the transaction, (ii) to modify any of the rules or procedures relating to such consideration and proposed process and (iii) to terminate entirely such consideration and proposed process . No representation or warranty (whether express or implied) has been made by Caritas, ARYA or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives with respect to the proposed process or the manner in which the proposed process is conducted, and the recipient disclaims any such representation or warranty . The recipient acknowledges that Caritas, ARYA and their respective directors, officers, employees, affiliates, agents, advisors or representatives are under no obligation to accept any offer or proposal by any person or entity regarding the transaction . None of the Caritas, ARYA or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient with respect to the manner in which the proposed process is conducted .

Today's Presenters

4



John F. Crowley
CHAIRMAN & CHIEF EXECUTIVE OFFICER

- Amicus Chairman & CEO for 15+ years
- Co-founder, President and CEO of Novazyme Pharmaceuticals (acquired by Genzyme in 2001)
- Member of the Intellia and Entrada Therapeutics Board of Directors
- Combat Veteran of Global War on Terrorism with Service in Afghanistan
- B.S. from Georgetown University, J.D. from the University of Notre Dame Law School and an M.B.A. from Harvard



Jill Weimer, Ph.D.
SVP, DISCOVERY SCIENCE

- 2+ years at Amicus as SVP of Discovery Research and Gene Therapy Science
- Led research team at Sanford Research in Sioux Falls, South Dakota focused on neuropediatric disorders
- Oversaw the management and development of the translational arm of Sanford Research
- B.S. and Ph. D in neuroscience from Univ. of Rochester, postdoc fellowship at UNC, Chapel Hill in the Neuroscience Center



Jeff Castelli, Ph.D.
CHIEF DEVELOPMENT OFFICER

- Multiple leadership roles over 15+ years at Amicus
- Provides strategic leadership across all R&D activities
- Extensive experience in leading program management, clinical development, portfolio planning and the Amicus Gene Therapy Business
- Author on numerous publications and patents in the field of rare disease drug development
- B.S. from West Chester University and a Ph.D. from the University of Pennsylvania



Jim Wilson, M.D., Ph.D.
DIRECTOR OF THE ORPHAN DISEASE CENTER AT PENN

- Director of the Gene Therapy program
- Has made seminal contributions to the technology of gene transfer
- Published over 600 papers and is named on over 200 patents
- Launched faculty career in the Howard Hughes Medical Institute at the University of Michigan, moved to the University of Pennsylvania in 1993

CONFIDENTIAL

CARITAS THERAPEUTICS

5 CONFIDENTIAL Contents Executive Summary Core Technologies and Platforms Pipeline Manufacturing Strategy and Capabilities Collaboration with Amicus Combining with ARYA IV Mouse embryonic cortical neuron, magnified 600X, with dendrites (red) and axons (green)

6 CONFIDENTIAL Harnessing the Power of Genetic Medicine The mission of Caritas, the Latin word for compassion, is to transform the lives of children and adults living with genetic diseases by harnessing the power of genetic medicine through advanced protein engineering and innovative vector technologies

7

Creating a Leader in Gene Therapies for Rare Diseases

Simplified transaction structure and illustrative *pro forma* Caritas ownership[1]

- Caritas is carved out of Amicus, retaining a collaboration with Penn as well as forming a new collaboration with Amicus
- Transaction will be structured as an Up-C with ARYA IV entering into a customary tax receivable arrangement with Amicus
- Amicus shareholders retain an indirect interest in the combined entity (~36% pro forma ownership)[2]
- The combined entity, renamed Caritas, is capitalized with $400m to execute on its R&D plan: $150m from ARYA IV's trust, as well as an expected $200m from leading PIPE investors and a $50m investment from Amicus

Transaction Structure: Carving out Caritas and Combining with ARYA IV[2]


Amicus Shareholders
ARYA IV Sponsor & Perceptive
ARYA Shareholders
Other PIPE Investors
~15% OS
~24% OS
~24% OS(4)
Amicus Therapeutics
~36% OS(2)
$200m PIPE Proceeds
$50m Investment
$150m Cash in Trust
ARYA IV
$400m in Capital(3)
CARITAS THERAPEUTICS
Penn Relationship
Amicus Technologies, Gene Therapy Assets, Management and R&D

(1) Assumes no shareholder redemptions and based on implied share price of $10 per share; (2) OS percentages show indirect ownership in Caritas without regard to equity incentive and other awards. Amicus to invest $50 million at $10 per share in exchange for same mix of economic and non-economic securities it is receiving in respect of Amicus Rollover Interests; (4) Excludes PIPE commitment from Perceptive.

CONFIDENTIAL

CARITAS THERAPEUTICS

8 CONFIDENTIAL Caritas Therapeutics Key Investment Highlights Diversified portfolio of clinical and preclinical rare disease development programs with pivotal study starts in CLN6/CLN3, three INDs, and two IND candidates targeted through end of 2023 1 Proprietary platform technologies and protein engineering capabilities enabling innovative, clinically differentiated gene therapies 2 Exclusive relationship with Penn to develop gene therapies for rare genetic disorders 3 Fully designed, ready to build, state - of - the - art clinical manufacturing facility with commercial expansion capabilities 4 Attractive risk and cost sharing partnership with Amicus provides access to an established orphan disease commercial platform 5 Experienced public company leadership coupled with fully built out gene therapy discovery, research and development team 6

9 CONFIDENTIAL Three Strategic Value Drivers ▪ Modern protein engineering platforms generating bespoke solutions ▪ Engineered proteins and transgenes for enhanced expression, cross correction, targeting and immune protection Science Pipeline Partnerships ▪ 2 Batten Disease programs with clinical proof of concept ▪ 6 Active preclinical programs, including Fabry Disease, Pompe Disease, CDD ▪ Multiple discovery programs, including Angelman Syndrome ▪ Penn collaboration with exclusive rights to next - generation AAV technologies for named indications ▪ Strategic relationship with Thermo Fisher for manufacturing ▪ Amicus co - development and commercialization agreement (Fabry & Pompe GTx) Deep science in protein engineering driving a robust pipeline supported by industry - leading partnerships

10 CONFIDENTIAL A Diversified Pipeline Targeting Rare Diseases DISCOVERY PRECLINICAL PHASE 1/2 PHASE 3 REGULATORY Batten Franchise CLN6 Batten Disease CLN3 Batten Disease CLN1 Batten Disease Other forms of Batten Disease LSD Franchise Fabry Disease Pompe Disease MPS IIIA MPS IIIB Broader CNS/Neuromuscular Franchise CDKL5 Deficiency Disorder (CDD) Angelman Syndrome Others* Leading rare disease gene therapy pipeline focused on significant unmet medical needs, with multiple clinical and preclinical programs *Caritas Therapeutics has rights to Penn gene therapy technologies for the majority of LSDs, plus 11 additional larger Rare D ise ases, including Angelman Syndrome, Duchenne Muscular Dystrophy (DMD), Rett Syndrome, Myotonic Dystrophy and select other muscular d yst rophies Harnessing the power of genetic medicine

11 CONFIDENTIAL Organization and Capabilities Science Development Tech Ops G&A Functional Split Fully functional, separate entity with the ability to leverage Amicus’ G&A team through transitional services • Fully set up entity with a target of ~115 FTEs • Infused with Amicus’ entrepreneurial culture • Focused on science and patient - dedicated • Majority of positions to be filled by existing Amicus employees who transition to Caritas • Transition service agreements with Amicus to supplement the need for rapid personnel growth in G&A 54% 16% 10% 20%

12 CONFIDENTIAL Contents Executive Summary Core Technologies and Platforms Pipeline Manufacturing Strategy and Capabilities Collaboration with Amicus Combining with ARYA IV Mouse embryonic cortical neuron, magnified 600X, with dendrites (red) and axons (green)

13 CONFIDENTIAL Novel Platform Technologies Caritas is advancing the next generation of gene therapies by leveraging proprietary protein engineering platforms to overcome many of the challenges currently facing the field Delivery Challenge: Inability to transduce a sufficient number of target cells Delivery Challenge: Inability to deliver transgene product to target cells and organelles Durability Challenge: Loss of expression and inability to re - dose if needed Safety Challenge: Class safety concerns associated with high dose AAV Cross - Correction Tissue and Cell Targeting Greater Potency Immune Modulation Platform Solutions

14 CONFIDENTIAL Platform Example: Lysosomal Targeting of Therapeutics - Engineered Bip signal sequence provides enhanced secretion from transduced cells - N - terminal fusion with vIGF2 achieves efficient cellular uptake in the absence of bis - phosphorylated glycan structures - Native proteolysis sequence enables fusion protein to follow normal lysosomal processing - Engineered dimer interface for stability How can we use it: • Pompe (GAA), Fabry (GLA), CLN1 (PPT1) and other lysosomal enzymes • Enhances targeting of therapeutic proteins to lysosome and uptake/cross - correction of other untransduced cells Engineered lysosomal targets for optimal expression, secretion, stability and cell targeting

15 CONFIDENTIAL Platform Example: Exosomal Targeting of Therapeutics Exosome - targeted mCherry Anti - CD63 Producer cell Recipient cells Exosome - targeted proteins for enhanced biodistribution and cellular uptake How can we use it: • Initial targets include CDKL5 , GAA and CLN3 • Many therapeutic proteins may benefit from exosomal cross - correction, particularly membrane proteins • We are producing a tool kit of targeting motifs that can be tested for each protein

16 CONFIDENTIAL Caritas - Penn Discovery Engine Team of researchers under Dr. Jim Wilson with deep gene therapy expertise: Team of drug developers with deep protein engineering expertise: ▪ Rare Disease Discovery and Development ▪ Glycobiology ▪ Protein Trafficking/Delivery ▪ Transgene Design ▪ Manufacturing ▪ Vectors, Tropisms, Capsids ▪ Safety ▪ Dosing, Immunology ▪ Manufacturing, Scalability ▪ Orphan Disease Capabilities Platform to Deliver Potentially Best - in - Class Gene Therapies Caritas and Penn intend to leverage their synergistic expertise to deliver potentially best - in - class gene therapies

17 CONFIDENTIAL Access to Penn’s Proprietary Gene Therapy Technologies and Platform Delivery Safety Durability Manufacturability Programs leverage the Dr. Jim Wilson team’s wealth of knowledge and work at Penn to improve AAV delivery, safety, durability and manufacturability ▪ Routes of delivery and novel capsids for improved transduction AAV Discovery Example Workstreams ▪ Manufacturing process improvements to prevent deamidation ▪ Understanding and modulating loss of AAV expression DNA Protein ▪ Understanding and preventing toxicity of high dose Intrathecal AAV delivery

18 CONFIDENTIAL Contents Executive Summary Core Technologies and Platforms Pipeline Manufacturing Strategy and Capabilities Collaboration with Amicus Combining with ARYA IV Mouse embryonic cortical neuron, magnified 600X, with dendrites (red) and axons (green)

Intrathecal AAV Gene Therapy Platform for Batten

19

The CLN3 and CLN6 programs leverage proven AAV technologies and platforms from Nationwide Children's Hospital (NCH) and Sanford Research Center

Clinically validated AAV gene therapy approach for CNS diseases

- Intrathecal AAV delivery of with robust expression throughout CNS in NHPs
- Provides greater neuronal transduction at lower doses than systemic delivery
- Clinical POC data from SMA (Avexis), CLN6 (Amicus) and CLN3 (Amicus)
- CLN6 and CLN3programs utilize wild type transgenes with high read through from CLN6 to CLN3

SANFORD RESEARCH

NATIONWIDE CHILDREN'S


Brain
Spinal cord
Cerebrospinal fluid (CSF)
Location of intrathecal injection into thecal sac that surrounds spinal cord

Meyer, Mol Ther 2015

CONFIDENTIAL

CARITAS THERAPEUTICS

20 CONFIDENTIAL CLN6 Batten Disease Clinical POC - Pivotal Study to Start Using GMP Material From Commercial Process Technology and Data Clinical POC Data Presented at 2020 Child Neurology Society Meeting Commercial Opportunity Disease Overview ▪ Mutation in CLN6 gene leads to lysosomal dysfunction in neurons ▪ Disease onset between 2 - 4 yrs of age ▪ Rapid loss of motor function, language and vision with mortality around age 10 ▪ No current treatment ▪ 500 - 1,000 pts in addressable markets ▪ No disease - modifying treatment in development ▪ Potential first - in - class gene therapy ▪ Intrathecal AAV gene therapy with compelling clinical proof of concept showing stabilization of motor and language function compared to natural history ▪ Well tolerated Months 0 4 8 12 16 20 24 28 32 36 40 Hazard ratio: 0.160 ( 95% CI, 0.021 – 1.238) Log - rank p - value=0.0354 1.0 0.9 0.8 0.7 0.6 0.5 0.4 0.3 0.2 0.1 0.0 Probability of no decline in HML score Treated Subjects NH Subjects Time to Unreversed 2 - point Decline in HML Aggregate Score Treatment Month 12 Month 24 AT - GTX 501 (n=12) 0.4 ± 0.82 0.6 ± 0.91 Untreated NH (n=16) 1.2 ± 0.40 2.4 ± 0.79 Difference - 0.8 (0.26) −1.8 (0.36) P - value <0.01 <0.0001 Mean (SD) Rate of Decline in HML Aggregate Score

21 CONFIDENTIAL CLN3 Batten Disease Initial Clinical POC - Pivotal Study to Start in 2H’2022 Using GMP Material From Commercial Process Commercial Opportunity Disease Overview ▪ Mutation in CLN3 gene leads to lysosomal dysfunction in neurons ▪ Disease onset between 4 - 8 yrs of age ▪ Progressive loss of motor function, language and vision with mortality in their third decade of life ▪ No current treatment ▪ ~5,000+ pts in addressable markets ▪ Only a few disease - modifying treatments in preclinical development ▪ Potential for first - in - class gene therapy Technology and Data Initial Clinical POC Data Presented at WORLD 2021 ▪ Intrathecal AAV gene therapy with initial clinical proof of concept suggesting stabilization of physical function compared to natural history ▪ Well tolerated

22

Fabry Disease

Preclinical POC Established with IND Expected in 2022

Disease Overview

- Deficiency of GLA leading to GL-3 and lyso-GB3 accumulation and cellular dysfunction
- Disease manifestations include pain, GI issues, kidney disease, cardiac disease and stroke
- Age of onset from late childhood to adulthood
- 50-65% pts only treatment is chronic IV QOW ERT

Commercial Opportunity

- ~15k pts in addressable markets
- Potential for best-in-class gene therapy
- Fabry market WW sales of $1.8B in 2020
- Co-development and commercialization agreement with Amicus

Technology and Data

AAV gene therapy with broad ubiquitous expression of a GLA transgene engineered for stability and greater activity

Fabry GTx with GLA Engineered for Stability


Proprietary pantropic AAV capsid
Engineered GLA transgene for improved stability
Extracellular space/Circulation
Secretion
CIMPR
Transduced cell
Untransduced cell with cross-correction
CIMPR mediated cell uptake
Lysosomal targeting
engineered GLA
Lysosome
Ubiquitous Promoter

GL-3 in KO Mouse Kidney Tubules (% Tubules)


% tubes with storage
25
20
15
10
5
0
**
*
WT-PBS
KO-PBS
hGLAco LD
hGLAco MD
AT-GTX-701 LD
AT-GTX-701 MD
AT-GTX-701 HD

- KO mouse data demonstrate superiority of stabilized GLA transgene versus wild type

CONFIDENTIAL

CARITAS THERAPEUTICS

Pompe Disease

Preclinical POC Established with IND Expected in 2023

23

Disease Overview

- Deficiency of GAA leading to glycogen accumulation and cellular dysfunction
- Symptoms include muscle weakness, respiratory failure and cardiomyopathy
- Age of onset ranges from infancy to adulthood
- Disease progresses despite SOC ERT (IV QOW)

Commercial Opportunity

- ~5k to 10k pts in addressable markets
- Potential for best-in-class gene therapy
- Pompe market WW sales of $1.1B in 2020
- Co-development and commercialization agreement with Amicus

Technology and Data

AAV gene therapy with broad ubiquitous expression of a GAA transgene engineered for optimal uptake into tissues

Pompe GTx with GLA Engineered for Targeting


Engineered Tag-GAA
High-affinity binding
CIMPR
Unmodified hGAA
Low-affinity binding
Efficient lysosomal delivery
Poor lysosomal delivery
Lysosome

Glycogen in KO Mouse Tibialis


Vehicle
AAV.hGAA nat
AAV.hGAA eng
Wild-Type

Glycogen in KO Mouse Spinal Cord


Vehicle
AAV.hGAA nat
AAV.hGAA eng
Wild-Type

- KO mouse data demonstrate superiority of targeted GAA transgene versus wild type

CONFIDENTIAL

CARITAS THERAPEUTICS

24

CDKL5 Deficiency Disorder (CDD)

Targeted Transgene Complete - Preclinical POC studies ongoing

Disease Overview

- Devastating pediatric seizure disorder that lasts into adulthood preventing development and autonomy
- Mutation in CDKL5 gene leads to lysosomal dysfunction in neurons
- X-linked primarily affecting females
- No disease-modifying treatments

Commercial Opportunity

- Incidence of >1:40,000 females; potentially higher with newborn screening
- Only a few disease-modifying treatments in preclinical development
- Potential for first/best-in-class gene therapy

Technology and Data

TATk-CDKL5 Uptake into Embryonic Mouse Neurons


control
MAP2
CDKL5
DAPI
CDKL5
DAPI
uptake

TATk-CDKL5 Effects Neural Growth in CDKL5 KO Mice


TATk-GFP
TATk-GFP-CDKL5
-/Y
-/Y

Trazzi et al., HumMolGenet (2018)

- Intrathecal AAV gene therapy with transgene engineered for secretion and re-uptake using proprietary cell penetrating peptide
- Initial preclinical POC demonstrating that engineered CDKL5 protein is taken up and functional in mice

CONFIDENTIAL

CARITAS THERAPEUTICS

Angelman Syndrome
Transgene engineering work ongoing

25

Disease Overview

- Severe neurodevelopmental disorder affecting 1:12,000-20,000 children and adults
- UBE3A mutations lead to deficient levels of ubiquitin-protein ligase E3A in neurons
- Results in severe cognitive, motor and language impairment and seizures
- Developmental delays first noted ~6 mo of age

Commercial Opportunity

- >30k pts in addressable commercial markets
- No current disease-modifying treatment
- Potential for first/best-in-class gene therapy

"Power of Cross-Correction" Engineering Approach



Transduced cell
Cellular localization
• Nuclear localization signal
Cross-correction moiety
• Cell penetrating peptides
UBE3A
Secretion tag
Engineered gene variants
• Activity
• Oligomeric state
Effective secretion
AAVs containing fusion sequence
UBE3A
Directed uptake
Enhanced nuclear targeting
Untransduced cell

CONFIDENTIAL
CARITAS THERAPEUTICS

CLN1
Preclinical POC Established

26

Disease Overview

- Mutation in CLN1 gene leads to lysosomal dysfunction in neurons
- Disease onset between 1-3 yrs of age
- Rapid loss of motor function, language and vision with mortality around age 8
- No current treatment

Commercial Opportunity

- ~1,500 pts in addressable markets
- Only a few disease-modifying treatments in preclinical development
- Opportunity for a first and best-in-class gene therapy

Technology and Data

KO Mouse: Accumulated Substrate Material (ASM) Storage Material


Thalamus
% Area
3
2
1
0
#
#
#
5e10
1e10
1e9
Vehicle
WT CLN1
Amicus Eng 101
Amicus Eng 104

- Intrathecal AAV gene therapies with transgene engineered for optimal uptake into tissues
- Preclinical POC established showing engineered transgene significantly better than wild-type transgene in KO mice

CONFIDENTIAL
CARITAS THERAPEUTICS

MPS IIIA and MPS IIIB

Stabilized/Targeted Transgenes Complete; Preclinical POC studies ongoing

27

Disease Overview

- MPS3 (San Filippo Syndrome) is a progressive pediatric neurodegenerative LSD
- Mutations in SGSH (3A) or NAGLU (3B) gene leads to lysosomal dysfunction in neurons
- Disease onset in early childhood with progressive intellectual disability, motor loss, behavioral issues with mortality in late teens
- No current treatments

Commercial Opportunity

- Combined incidence ~1:70,000
- Several ERT/GTX programs in the clinic
- Potential for best-in-class gene therapy

Technology and Data

Binding of engineered transgene constructs to M6P Receptor


Bound (cIMPR) SGSH Activity
Activity (µmol 2-Naph-GlcN / h / L)
0.0
0.1
0.2
0.3
0.4
0
20
40
60
80
nM SGSH
CI-MPR binding of WT vs. TAG-NAGLU
Bound NAGLU Activity 4MU Released (nmol/ml/hr)
0
2
4
6
8
10
0
50
100
150
200
250
NAGLU (nM)
WT NAGLU
TAG-NAGLU

- Intrathecal AAV gene therapies with transgene engineered for optimal uptake into tissues
- Targeted transgenes are superior to WT in vitro

CONFIDENTIAL

CARITAS THERAPEUTICS

28 CONFIDENTIAL Contents Executive Summary Core Technologies and Platforms Pipeline Manufacturing Strategy and Capabilities Collaboration with Amicus Combining with ARYA IV Mouse embryonic cortical neuron, magnified 600X, with dendrites (red) and axons (green)

29 CONFIDENTIAL Manufacturing Capabilities and Strategy Caritas plans to leverage strategic relationships with Thermo Fisher in the near term as it builds its own gene therapy manufacturing capabilities beginning with buildout of MFG1 which can be operational in ~18 months Build Amicus manufacturing capabilities and capacity Now 2023+ 2025+ ▪ Current research supply from Penn ▪ Tech transfers underway to Thermo Fisher (Brammer) with secured capacity for clinical and commercial manufacturing ▪ Long - term plasmid supply agreement with Aldevron ▪ Continue strategic partnership with Thermo Fisher ▪ Begin transferring select workstreams to Caritas MFG1 facility ▪ Continued strategic use of Thermo Fisher capacity ▪ Long - term strategy to build Caritas Manufacturing Center of Excellence for proprietary commercial manufacturing

Gene Therapy Manufacturing Facility - MFG1

30

MFG1 will be a state of the art, flexible ~35,000 sq ft GMP manufacturing facility located in an existing new building at Medical Innovation City at Lake Nona (Orlando), FL

- MFG1 to include GMP manufacturing, process development, analytical, QC Laboratories and office space
- Will support adherent (iCellis) and suspension (500L SUB) manufacturing platforms
- Potential for future small scale commercial production (cell culture, down-stream, up-stream, finishing)
- Construction to begin Q1 2022 with anticipated completion in 2023


GUIDEWELL


CELL BANK/PLASMID STORAGE
EQUIP STORAGE (Fit-out Only)
VIAL INSPECTION AREA (DP)
MANUFACTURING SUPPORT SPACE
QC LABS
SOLUTION PREP AREA
UPSTREAM PROCESSING
PD LABS (Fit-out Only)
CELL EXPANSION AREA
DOWNSTREAM PROCESSING
FORMULATION FILLING
ADMIN OFFICE AREA
EXECUTIVE OFFICE AREA
LOCKERS/CHANGE ROOMS (UNISEX)

Area Summary (~SF)

Area- facility total 32,220
Area- clinical mfg 20,200
Area- admin office 9,700
Area - existing core 2,320

CONFIDENTIAL

CARITAS THERAPEUTICS

31 CONFIDENTIAL Contents Executive Summary Core Technologies and Platforms Pipeline Manufacturing Strategy and Capabilities Collaboration with Amicus Merging with ARYA IV Mouse embryonic cortical neuron, magnified 600X, with dendrites (red) and axons (green)

32 CONFIDENTIAL Strategic Collaboration with Amicus • Select members of Amicus senior leadership team joining Caritas • Immediate transfer of Amicus science, program management, regulatory and other personnel dedicated to GTx programs to Caritas (~90) • Short - term transition services agreement across further relevant functions to support transition • Immediate access to newly built, state of the art laboratory and office space in Philadelphia at Amicus’ Global Gene Therapy & Research Center of Excellence • Joint development agreement with Amicus on Fabry and Pompe GTx including cost sharing and shared downstream economics to leverage Amicus expertise and commercial capabilities • $50m investment into Caritas (1) Broad strategic relationship with Amicus to immediately stand up a fully integrated R&D organization with continued transition support and long - term collaboration in Fabry and Pompe diseases (1) Amicus to invest $50 million at $10 per share in exchange for same mix of economic and non - economic securities it is receivi ng in respect of Amicus Rollover Interests

33 CONFIDENTIAL Amicus Co - Development & Commercialization Agreement Substantial collaboration around genetic medicine for Fabry and Pompe diseases • Partnering with experts in the Fabry and Pompe field • Secures key long - term relationship reducing operational overhang • De - risks funding for Fabry and Pompe programs with 50% funding split to commercialization • Caritas maintains full upside with profit split on sales • Potential for other disease collaborations given Amicus’ right of first negotiation for muscular dystrophies

34 CONFIDENTIAL Contents Executive Summary Core Technologies and Platforms Pipeline Manufacturing Strategy and Capabilities Collaboration with Amicus Combining with ARYA IV Mouse embryonic cortical neuron, magnified 600X, with dendrites (red) and axons (green)

Combination with ARYA IV has Several Advantages

35

Carving out **Caritas** and Combining with **ARYA IV**

- Provides a faster and more efficient path to public markets in one step
  - No intermediary dilution step as with a traditional spinoff, crossover and IPO process
  - Provides an investment structure and permanent capital base for public investors to enable a business combination that appropriately capitalizes Caritas while meaningfully reducing market risk vs a three-step process
- Capitalizes Caritas with a $400m+ raise[1] through the business combination and PIPE to fund the development of its gene therapy portfolio
  - Fully capitalizes the Company into 2024 and provides flexibility to execute on the clinical development and business plan
  - Progresses the Company through key milestones including pivotal study start in CLN3, three INDs, and two IND candidates targeted through end of 2023
  - Funds the completion of MFG1 gene therapy manufacturing facility
- Streamlines price discovery and de-risks execution in volatile markets
- Instates a premier shareholder base capable of supporting the company into the future
- Establishes a broad syndicate of banks and research analysts that follow the stock post closing

(1) Gross proceeds assuming no shareholder redemptions; Includes ARYA IV cash in trust, PIPE commitments, and Amicus investment. Excludes transaction fees and expenses

CONFIDENTIAL

CARITAS THERAPEUTICS

Terms of Transaction(1)

36

Shares and $ in thousands (other than share price)

Pro Forma Valuation

Pro Forma Shares Outstanding(3)		61,687
Implied Share Price	$	10.00
PF Equity Value	$	616,865
Less: PF Cash	$	(374,500)
Implied PF Enterprise Value	**$**	**242,365**

Sources of Funds (2)

Cash Held in Trust	$	149,500(4)
Caritas Equity Holder Rollover	$	175,000
PIPE Proceeds	$	200,000
Amicus Investment(5)	$	50,000
Total Sources of Funds	**$**	**574,500**

Uses of Funds (2)

Equity Retained by Caritas Equity Holders(5)	$	175,000
Estimated Transaction Fees & Expenses(6)	$	25,000
Remaining Cash (Balance Sheet)	$	374,500
Total Uses of Funds	**$**	**574,500**

Pro Forma Ownership(7)

	Shares	%
ARYA IV Insiders	9,237	15%
o/w Sponsor Promote Shares	*3,648*	*6%*
o/w Sponsor Private Placement Shares	*499*	*1%*
o/w Perceptive PIPE Shares	*5,000*	*8%*
o/w Other Class B Shares(8)	*90*	*0%*
Public Shareholders (excl. ARYA IV Sponsor)	14,950	24%
Amicus and Affiliates	22,500	36%
o/w Amicus Rollover Interests	*17,500*	*28%*
o/w Amicus Investment Shares	*5,000*	*8%*
Third Party PIPE Investors (excl. Perceptive)	15,000	24%
Totals	**61,687**	**100%**

(1) Customary "Up-C" transaction structure, with existing owner of Caritas LLC (i.e., Amicus) holding economic, non-voting interests in an LLC and non-economic, interests in ARYA (the public company that is the parent company of Caritas LLC) and all other shareholders will hold economic, voting interests in ARYA; (2) As per closing anticipated in Q4 2021; (3) Includes ARYA shares and Caritas units; (4) Assumes no shareholder redemptions and based on implied share price of $10 per share; Approximate, excluding any interest earned on cash in trust; (5) Allocation of equity consideration to Caritas equity holders; All percentages are reflective of interests in Caritas on a fully-diluted basis excluding equity incentive and other awards; (6) Estimated fees and expenses for both Caritas and SPAC, includes deferred underwriting fees from ARYA IV's IPO; (7) Amicus to invest $50 million at $10 per share in exchange for same mix of economic and non-economic securities it is receiving in respect of Amicus Rollover Interests; (8) These shares are held by the independent directors of ARYA IV.

CONFIDENTIAL

CARITAS THERAPEUTICS

37 CONFIDENTIAL Use of Proceeds • Approximately $375 million (1) of post - transaction cash projected on the combined company balance sheet to pursue Caritas' research and development programs – Expected to provide cash runway into 2024 • Proceeds intended to be sufficient to fund Caritas through multiple value - creating milestones: – Generate 1 - 2 INDs per year – Initiate registration studies in CLN3/CLN6 Batten Disease – Generate initial clinical POC in Fabry Disease – Build GMP GTx manufacturing facility – Generate key preclinical POC across proprietary GTx platforms Projected proceeds will be primarily used to fund Caritas' research and development programs (1) Net proceeds assuming no shareholder redemptions

38 CONFIDENTIAL Expected Near - Term Key Milestones Key Milestones Anticipated Event Timing ▪ Initial 2 - year data from CLN3 Batten disease Phase 1/2 study 2022 ▪ Preclinical POC established and IND candidate declared for CDD 2022 ▪ IND submitted for Fabry disease 2022/2023 ▪ Pivotal study start in CLN3 Batten disease 2022/2023 ▪ Preclinical POC established and IND candidate declared for Angelman 2022/2023 ▪ IND submitted for Pompe disease 2023 ▪ Pivotal study start in CLN6 Batten disease 2023 ▪ IND submitted for CDD 2023 ▪ License request for MFG1 manufacturing site 2023 ▪ Initial clinical POC data Fabry disease Phase 1/2 study 2024 Capital intended to be sufficient to generate multiple near - term value creating milestones across the portfolio

39 CONFIDENTIAL Diversified portfolio of clinical and preclinical rare disease development programs rare disease development programs with pivotal study start in CLN3, three INDs, and two IND candidates targeted through end of 2023 1 Proprietary platform technologies and protein engineering capabilities enabling innovative, clinically differentiated gene therapies 2 Exclusive relationship with Penn to develop gene therapies for rare genetic disorders 3 Fully designed, ready to build, state - of - the - art clinical manufacturing facility with commercial expansion capabilities 4 Attractive risk and cost sharing partnership with Amicus provides access to an established orphan disease commercial platform 5 Experienced public company leadership coupled with fully built out gene therapy discovery, research and development team 6 Caritas is Well - Positioned to Become a Leader in Gene Therapies for Rare Diseases

CONFIDENTIAL Harnessing the Power of Genetic Medicine

Exhibit 99.3

Operator:

Thank you for joining our call today. In this call we’ll be discussing information contained in our press release issued today. Before we discuss what we believe is a very exciting announcement and a significant milestone for both Caritas Therapeutics and Arya IV, I will make some important disclaimers. Please note that today’s presentation is neither an offering of securities nor a solicitation of a proxy vote. The information discussed today is qualified in its entirety by the registration statement on Form S-4, containing a prospectus/proxy statement, that Arya IV and Caritas will file with the SEC in the future. The shareholders of Arya IV are urged to read those filings carefully when they become available because they will contain important information about the proposed transaction. Additionally, during the presentation we will make certain forward-looking statements that reflect our current views related to our future financial performance, future events, and industry and market conditions, as well as forward-looking statements related to the business combination, including the timing, proceeds and benefits of the transaction, as well as statements about the potential of Caritas’ technology and timing of Caritas’ milestones.

These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. We strongly encourage you to review the information that Arya IV files with the SEC regarding specific risks and uncertainties - in particular, those that are described in the risk factors section of Arya IV’s most recent filings.

And with that, I’ll turn the call over to Adam Stone.

Adam S:

Good morning everyone and thank you for joining us today. I’m Adam Stone, CEO of ARYA IV and CIO of Perceptive Advisors. We are extremely pleased to have announced the proposed business combination of ARYA IV and Caritas Therapeutics. The combined company will be well capitalized with a $200mm PIPE financing, up to $150m cash in trust from ARYA IV and $50m being contributed by Amicus, totaling up to $400m of capital. The $200m PIPE was led by us at Perceptive Advisors with strong support from existing ARYA IV shareholders and leading biotech investors and mutual funds.

When ARYA IV was formed, we set out to find a company with differentiated technology and disruptive potential, which is what I believe we have found in Caritas’ gene therapy pipeline and platform. We have been working diligently with the Amicus team over the past months as Caritas Therapeutics was carved out, and believe this is a first-in-its-class transaction in the biotechnology space that epitomizes the potential of the ARYA platform in facilitating access to the public capital markets. As John will explain, we believe Caritas will be at the forefront of the next generation of science which will aim to deliver potentially curative therapies in devastating rare diseases. We believe that this transaction will adequately capitalize Caritas to allow them to continue to execute on what we believe is a very exciting clinical development plan, and expect significant value creation for both patients and shareholders in the years to come.

We look forward to our relationships with the newly formed Caritas team as well as with the team at Amicus. With that, I’d like to hand over to John Crowley, from Amicus, who is joining as Caritas’ new CEO.

John C:

Great, thank you, Adam. I’m John Crowley, the Chairman and CEO of Amicus Therapeutics, and I’m very exciting that we’re going to be launching a new company that’s been incubated within Amicus for the last 3 years – Caritas Therapeutics. Our intention is that Caritas will immediately become one of the pre-eminent gene therapy companies in the world, focused on next-generation gene therapy technologies to advance the next generation of science, of treatment and we believe ultimately of cures. So, something that we’re very excited about.

I’m particularly grateful for the partnership with our long-time colleagues at Perceptive which have been very supportive of Amicus, as we’ve built our company, along this journey, and now supportive of our initiative in gene therapy through Caritas Therapeutics. So, thank you to the Perceptive team, and thank you all for listening.

Let me begin over the next couple of slides, if you'd be kind enough to flip forward just with some of the disclaimers and forward looking notices, and then we'll come to the 1st slide where we can talk about really the presenters for today beginning.

I will be the Chairman and Chief Executive Officer of Caritas Therapeutics. I'm pleased to be joined today by Jill Weimer, who will be the Chief Science Officer of Caritas Therapeutics. Jeff Castelli, Chief Development Officer. And also Jim Wilson, who currently leads the Orphan Disease Center at the University of Pennsylvania, who will also be an important senior strategic and scientific advisor for Caritas Therapeutics. Each of us from Jill, myself and Jeff come from the Amicus team. And Jim has been a partner, somebody I've known for a long time in my working career, and somebody who's been a very important partner for us as we develop through Amicus, the Caritas Technologies now ready to be spun out into a new company.

On the next slide, we'll talk a little bit more about what is Caritas in the vision. We'll begin with the name Caritas, the Latin word for compassion, which means “in the service to others”. We see this as a dual mission for shareholders and for patients to develop the best gene therapies for as many patients as quickly as possible. We've considered this spin from some time. It's been proposed and the idea brought to us by several investors. We think this is important from an Amicus standpoint, because this unlocks and allows us to build value in the gene therapy programs. We think it's important, too, that it will properly fund the gene therapy programs going forward. Also too, within the walls of Caritas we will now have a dedicated leadership and scientific team focused organization focused on bringing these programs forward.

So that makes sense for Amicus. For Caritas, again we have a very big vision. We believe that this is the next generation of science, the next generation of gene therapies and ultimately, we believe, has the potential to be the next generation of cures in many, many rare diseases. Our goal is to safely deliver enough vector to target cells. We'll talk a lot about our technologies at Caritas. We'll talk about the important collaborations with both Amicus and UPenn and other key partners going forward. But at the end of the day, we believe that we are at the dawn of the next iteration of gene therapy programs and technologies. There are many problems still to be solved: problems of delivery, of safety, of durability, of manufacturability. And we believe at the core, Caritas is a team of problem solvers with the programs, the technologies, the capabilities and the experience to tackle these most important problems. And, again, to bring what we think is now the next generation of gene therapies forward. While many companies have discrete aspects of next generation gene therapy technologies, we believe no other company puts it together with the experienced team, the breadth and depth of technologies and programs as we have here now with Caritas.

Turning to slide 7, we’ll outline the terms of the deal here. Again, we are spinning out all the gene therapy assets out of Amicus Therapeutics into this new company, into Caritas Therapeutics. Amicus will own approximately 36% of the outstanding shares of Caritas at the end of the transaction. Caritas will be merged into the ARYA IV SPAC, that platform sponsored by Perceptive. That SPAC contains $150M in cash. In addition, we will raise approximately $200M through a PIPE. That, combined with the cash Amicus will provide as an asset in Caritas will have us launch Caritas with $400M in cash.

So simplifying the transaction, on the next slide here. We'll talk about kind of, the key investment highlights here, and again, what you have is a unique opportunity where you have a diverse portfolio of both clinical and pre-clinical rare disease gene therapy programs. Including 2 programs, CLN6/CLN3, moving into pivotal studies, 3 INDs, multiple IND candidates targeted over just the next few years. But again, these programs have been developed and incubated within Amicus for now 3 years and they're ready to be spun out, they're ready to be mature.

These incorporate a series of platform technologies, protein engineering capabilities, a number of key relationships with Penn, with Amicus on the manufacturing side, with ThermoFisher. And again, you'll see we have developed, in fact are at the permitting stage, ready to build a state of the art, world class, clinical gene therapy manufacturing facility in Florida with the vision to develop a large scale commercial manufacturing facility. We are firmly of the belief that if we are going to be among the world's leading gene therapy companies, if not the leading gene therapy company in the world, that we also need to be at the forefront of gene therapy manufacturing technologies. We believe in gene therapies, process is the product.

We also again see a partnership, or risk sharing, in our core important programs of Fabry and Pompe gene therapy. Again, programs that were nurtured within Amicus, that will be part of Caritas through a 50:50 joint venture and we'll describe that more fully later in the presentation. And again, this is a turnkey team of about 115 people. So myself, Jill, Jeff and many other people who will be pivoting over from the Amicus side, are important to lead. We see this as a decade of genetic medicine ahead and we're very, very happy to be a part of that R&D effort going forward to take Caritas to the next level.

On the next slide, you'll see 3 of the 4 pillars of how we're building this: science, the pipeline and partnerships. Science, I'll turn it over in a moment to Jill Weimer to discuss more. The key platform technologies that we've been developing and incubating now within Caritas ready to launch forward, are technologies that we've not discussed before. This is something that our 60+ scientists under Jill's leadership have been working on. Again, looking at solving key problems of gene therapy. We combine that with the pipeline that we already have and the partnerships, again, we think presents a very unique opportunity from an investment standpoint and a chance to build very significant value in the quarters and years ahead.

On the next slide, we'll look at the pipeline. We see the pipeline and 3 discrete areas. We see a Batten franchise with the most advanced program, CLN6 Batten Disease, a small fatal genetic disease in children. We see that as an opportunity to help children with the disease, to build a product, but also importantly, to lay the path forward for CLN3 Batten disease. As Jeff Castelli will describe, the largest of the Batten disease programs. Other programs, in CLN1 and others. We have our lysosomal disease franchise, which includes, very importantly, the Fabry and Pompe gene therapy programs there that have products, IND candidates, already designated that we've worked on for several years, combining the technologies of Amicus and UPenn. But we also see those as proof of principle for important aspects of our protein engineering. And again, we're very excited about the potential to bring forward programs in other larger rare diseases where we have ongoing advance preclinical efforts such as CDKL5 deficiency disorder and Angelman Syndrome. I'll also note that through our relationship with Penn, we have the rights all-in to about 50 rare disease programs generated with our work with Jim Wilson and UPenn. Those include, for instance, Duchenne Muscular Dystrophy, Rett Syndrome and Myotonic Dystrophy.

So, a very robust pipeline, and again, one that will be sharply focused on. And also one, too, is we continue to learn, advance the programs quarter by quarter, year by year. We'll continually reassess the pipeline to prioritize programs where there is the most unmet need, where the technology is advanced and where there’s the most likelihood of helping patients.

Just a little bit on the organization and the capabilities, again, we're targeting launching Caritas with 115 FTEs, the vast majority coming over from Amicus.

We see the vast majority, again, about 80% of all the employees of Caritas, a very efficient organization, who will be focused on technology and science and development, taking these programs forward. We are going to operate this very efficiently, the business. Where appropriate we will have transition services agreements with our partners at Amicus to take these programs forward and enable us to, again, operate the company in a very efficient manner.

Let me go ahead now, and in the next section, we'll dig more deeply into the core science and again, the science that Jill will now describe is science that we have developed within Amicus, now Caritas going forward. This is science that we've not discussed outside of Amicus. Again, incubated over the last several years. We see this as an important part of the solution for the challenges of gene therapy going forward and important drivers of value ahead. So, Jill, with that, I'll turn it to you.

Jill W:

Thank you, John. I just want to reiterate some of the points that you made really driving home the principles on which Caritas is being formed. And that is in leveraging the proprietary protein engineering platforms that have been developed over the past several years and learnings from Amicus and will be carried forward to help us develop new and more effective gene therapy treatments.

So, as John mentioned, we really like to step back and think about the problems that face the gene therapy community today. I think it's very timely that we're discussing this now on the heels of the FDA's workshop last week, looking at a number of different challenges that we face currently. And these are really, in our minds, bucketed into a number of key areas. And so these are challenges around delivery, challenges around safety, the durability of the gene therapy product and manufacturing and analytics, as John mentioned.

And so the way that we really approach this with our partners at Penn is really to draw on their expertise in capsid development, gene therapy delivery, and to bring the Caritas engineering approach to really focus on what's inside of those gene therapies.

So how do we actually engineer something that's much more durable, something that's much more safe and will really stand the test of time? So just to illustrate some of the areas that we've really focused on. In the delivery approaches, we're focused on technologies that will allow us to cross-correct. Knowing that a number of gene therapies, depending on the target tissues, usually target approximately 10% of the cells. How do we actually ensure that we can double that, triple that to get more expression throughout the target tissue? By adding engineering strategies that allow the cells to decrease the gene product and be taken up in neighboring cells, and then subsequently be targeted to the organelles that they need to be maximally efficient inside of the cells and allow us to deliver these transgenes to where they need to be. We think that this will help with our delivery strategies

From the safety perspective, how do we enhance the stability of the transgene itself? How do we make sure that enzymes are maximally effective? And also, how do we actually ensure that the gene therapy that is getting into the cell is being turned on effectively and expressed long term?

When we think about durability, how do we make sure that we're getting immune modulation correct? And so, this was something that we've heard a lot about over the last couple of months. That may be one of the driving factors that's contributing to some of those challenges within the gene therapy field. So how do we take approaches like immunomodulation, engineering our transgenes to be less immuno-impactful? And how do we actually then engineer our gene therapy so that we can redose or dose patients that have previously been exposed to AAVs in their environment?

So, if you go to the next slide, I'll go through some of these and just a little bit more detail. So here thinking about our programs Fabry, Pompe and CLN3, I'll talk you through some of our strategies for lysosomal targeting. And in addition to bringing the expertise in engineering, molecular biology, computational biology and neuroscience, I will also point out that the Amicus team will be over at Caritas has over fifty five years of experience in leadership between Jeff, John and myself and working in Fabry, Pompe and Batten Disease. And so, we bring a lot of rich history of understanding these diseases and how we need to develop maximally effective gene therapies.

So, when we think about this from an engineering perspective, in the context of Fabry, what we've done is actually stabilize our enzyme, our GLA enzyme, by fusing the dimer together. This allows for a more effective enzyme that can be secreted out of a cell, cross-correct, and have much more impact than just the wild-type transgene alone.

In terms of our Pompe programs and our CLN1 Batten Disease program, we're using similar approaches where we've added secretory tags and uptake tags that allow for the transduced cell to secrete the lysosomal enzyme, whether it be GAA or CLN1 out of the cells, and then this gets taken up and targeted back to the lysosomal neighboring cells. So, this really helps us overcome that inefficiency that we might see in transduction from the gene therapy itself and target more cells effectively. And I really think that this gives us a leg up over a number of other technologies that might be liver-directed in the Fabry or Pompe space, where you would get possible liver-targeted toxicity or limited transduction outside of the liver. It really allows us to maximally impact the systems within these diseases and get more targeting throughout the body. I will also say, too, that by using these engineered approaches and cross-correction or a targeting to tissues such as the central nervous system and crossing of the blood brain barrier through systemic delivery, which you would not see with a number of the existing programs that are on the market today.

To go to the next slide, I'll introduce you to one of our novel concepts that we've not yet talked about and using Exosomal Targeting as a therapeutic approach. So, there is a number of folks that are currently using exosomes as a way to encapsulate their gene therapy itself and help to evade their immune system. We're not doing that in our particular engineering approach. Instead, what we're doing is transducing the cells with the normal capsid, but then engineering the transgene or gene product to actually have an exosomal targeting motif that then would allow for release and targeting to neighboring cells. And so, we think that this approach will be much more efficient in targeting tissues long distance. And so we have evidence in the upper right hand side where you can see a producer cell that's producing a mCherry transgene that then when collected in the media and put on to a recipient cell you can see it's very effectively taken up into target tissues. We can deliver these targeted transfusions into the central nervous system and see very efficient targeting to peripheral organs. So, we're currently using this to test in our CDKL5 programs with our Pompe GAA gene therapy programs and even starting to look at targeting to transmembrane proteins, such as CLN3 is an effective way of delivering these proteins.

So, this just gives you a little bit of flavor and insight into some of our programs. Jeff Castelli will tell us a little bit more about some of the approaches that we're using, Fabry and Pompe, that we really think will give us a leg up over the competition moving forward.

But now on the next slide, I'd like to turn it over to my colleague, Jim Wilson at UPenn, and he will talk through the similar and same challenges about how we actually are tackling these from the capsid and gene therapy side of things. Jim?

Jim W:

Well, thank you, Jill. And it's a pleasure to be here with my colleagues in Amicus and now Caritas to talk about what I think is an incredibly exciting opportunity for Penn and for patients with rare diseases. What drew us to Amicus was their commitment to patients who are living with rare diseases. And in fact, one of the few successful commercial companies in the space of orphan diseases. When I first began to talk to John about working together, we reached a moment where it became very clear that this made a lot of sense, not only in terms of our culture and our mission, but our science and it is a unique opportunity for us where the partner brings to the collaboration, a platform of science that complements what we do here in the gene therapy program, and as Jill had discussed, we focus on delivery, immune responses, manufacturability, ability to readminister vector.

But at the end of the day, it really comes down to potency of the product. And we have a long way to go to improve potency, and one way to do that and many but not all but at least some important diseases, is to improve the activity of the protein that's being expressed. And as Jill has described, Amicus has distinguished itself as a company capable of doing that, and that core expertise will be transferred to Caritas.

An important part of our collaboration with Caritas is a discovery effort at the gene therapy program in which we derive generous support from Caritas. And there are four major pillars that we're investigating as illustrated on this slide. They all relate to developing improvements in the AAV platform with respect to efficacy and safety. The first is delivery, in that there are a lot of programs across the country, both in the academy and in industry, trying to improve delivery for capsid engineering. We have been in the game much longer than others and know what some of the limitations are but are making some significant progress, especially for the targets important to Caritas such as skeletal muscle and the CNS. But an area where we've got an increasingly amount of energy is around safety. And there have been important and unfortunate serious adverse events that have emerged over the years as AAV has evolved in its development as a drug.

We've been on top of many of these important areas, at least with respect to attempting to identify them in advance through preclinical models, sorting out mechanisms and putting together mitigation strategies. Early on, it related to systemic delivery of AAV and some of the concerns that we saw about, that emerging new approach, and then more recently, neurologic toxicity on a cell type that’s found in the dorsal root ganglion. But that's only the beginning of our work and an important part of what we hope to bring to this collaboration are ways to improve the safety profile of AAV products.

Another area that has been identified, at least with respect to some liver programs, is the durability of expression. I think we're not in bad shape in terms of some initial distribution of the vector in its genome, but we have evidence initially in liver and more recently in the central nervous system that the expression itself may decrease while the genome is retained. This is fascinating because it no longer becomes a delivery or distribution problem, it becomes an expression problem and we're trying to identify ways to overcome that.

And then finally, in the process of all of this research, we need to develop products that can be manufactured not only in terms of scale, but also in terms of quality. And the whole professionalism of CMC and gene therapy is something that is emerging and that we're a part of, and we know that our partners at Caritas believe the same, that manufacturing is going to be critical to be successful clinically and commercially.

So with that, I'll pass it over to Jeff to talk more about pipeline.

Jeff C:

Thank you, Jim and hi everyone. Here on slide 19, we're now going to go into a deeper dive on our different programs. Our lead programs in the clinic are in Batten Disease. These are from technologies that came out of Nationwide Children’s Hospital and Stanford Research Center and are focused around Intrathecal AAV delivery. We see robust expression on target transgenes throughout the CNS and announcing proof of concept across other programs in the space, as well as with our Amicus CLN programs. These all rely on wild type transgenes and are not part of our engineering approach. And here we're really trying to leverage first-day class gene therapies for these very severe pediatric diseases that cause early mortality, loss of vision, ability to walk and think, and an early mortality in childhood.

Take a first look into our CLN6 program. This was our first gene therapy program into the clinic. We now have followed these 13 kids that we treated for two years. As you can see here up in the disease overview, it's a very early onset; around two to four years of age, these kids begin to start showing symptoms. And by the age of 10, they've lost all their ability to walk, think, talk, see and have early mortality. You can see there's somewhere between 500 or 1000 patients worldwide. This is one of the smaller subtypes but we're really excited by the data we've seen so far. Here you can see in the table and then in the survival plot on the right that we've seen a significant stabilization in the expected progression of these kids’ loss of function here is measured on the Hamburg Motor Language Score that is really the main efficacy endpoint that's been used in Batten Disease studies.

As well we've seen pretty good tolerability and nothing that we would would be unexpected with this gene therapy that's delivered intrathecally and anecdotally in addition to this hard clinical data. We're really excited to hear that some of these kids have even been able to do things that would be unprecedented for kids of their age with CLN6, going to school and being able to participate in sports. So we're really excited now to move into the next registration study as soon as possible on CLN6.

Moving on to Slide 21, as John mentioned, we feel there's really good read through from CLN6 over to CLN3 given very similar approaches in terms of the capsid in the transgene and the disease biology. CLN3 is a little bit later onset, it’s pediatric or juvenile Batten Disease. Instead of two to four age of onset, four to eight. But again, very serious progressive loss of function in the teen years and in earlier mortality. This is one of the most or the most common cause of genetic blindness and neurodegeneration in kids. It's estimated to up to 5000 patients addressable in worldwide markets and similar to CLN6, there are no current treatments in development and really here there's a potential for a first treatment and a first-in-class AAV treatment for these kids.

We just shared this data in the plot on the right earlier this year at the World LDN conference. In what you can see in yellow is the expected worsening that's seen in natural history in this disease and you can see in blue for the first three treated children at the low dose, we saw over the first year that they had very stable scores on the main efficacy end point, which is the UBDRS physical domain in CLN3 and similar to CLN6, we saw that the gene therapy was very well tolerated.

For both CLN6 and CLN3 we're now in the stage of finalizing the clinical and registration patents and discussions with regulators and also working very diligently on our commercial, material, and process for Thermo Fisher and look to start our next registration studies as soon as possible to move these programs towards registration.

Jeff C:

Now, moving off of the Batten programs, moving over to our lysosomal disease platform, our lead program here is Fabry disease. As Jill mentioned, Fabry leverages our platform where we actually engineer stability into the enzyme itself. We’ve learned over the years studying the enzymes and Galafold in particular, and how it stabilizes endogenous enzymes with Amicus.

That stability is a very important property for the GLA enzyme, especially when it's in the circulation at neutral pH. On the Amicus transgene in animal models has been shown to be significantly more potent than the wild type transgene where we hold the capsid and everything else identical and just compare the wild type transgene to the engineered transgene.

And we see that that Caritas engineered transgene leads to significantly better substrate reduction. Here we're showing in kidney, but we've seen similar results in DRGs, which we're very excited about for potentially helping address pain. Fabry is obviously a disease that Amicus and Caritas know well, and we're very excited to be partnered in a co-development collaboration with Amicus here on all of the development for into the foreseeable future throughout the clinic. And we know Fabry is a very significant market and growing at $1.8B in 2020. And we think from an unmet need perspective, remember, over half of the patients out there have mutations that are not amenable to Galafold, or migalastat, and really only have currently an IV every other week, ERT, available to them. And we think of one time gene therapy could especially be attractive to those patients.

Moving on now to slide twenty-three in Pompe here, the approach we've taken is to create a transgene, as John mentioned, that is actually a fusion protein that has a targeting moiety for uptakes through the CIMPR receptor. This is very similar to how we addressed the limitations while at Amicus and binding to the receptor for the ATGA enzyme. Here you can see on the right in the figure that that targeting leads to significantly better glycogen reduction again at the same dose, same capsid as the wild type.

We see in that third panel over pretty much clear glycogen in muscle and then down below in the spinal cord. With that engineered transgene, whereas with the wild type transgene just right next to that on the left, we still see significant glycogen in those tissues.

Pompe, again, is also, as we know, a very large and growing market that was $1.1B in 2020 and the only approved treatments currently are standard care ERT, again, with biweekly infusions. So again, a one time gene therapy could be very attractive for Pompe patients.

We move on to slide 24. This is our lead program in our broader CNS neuromuscular franchise. As Jill mentioned, we have several platforms that are not just for lysosomal storage diseases, but for other diseases where we can help enable cross correction.

In CDKL5 We're looking at both cell penetrating peptides, as well as the exosomal platform that Jill mentioned to create engineered transgenes that can create a cross-corrective CDKL5 gene therapy. And we have some really exciting preclinical data to date here shown in this slide, showing that cross correction.

They're now looking at several second or third iterations of engineering to look for definitive proof of concept here. Soon, we hope. CDKL5 is a devastating pediatric seizure disorder. It's increasingly being found that it's much more common than thought. It’s now, recent newborn screening suggests it could be up to 1 in 40,000 females, actually, are born with CDKL5 . And this is, again, a potential for a first and/or best-in-class gene therapy for these children.

And then finally moving on to slide twenty-five: Our Angelman program, this is one we're very excited about. We just started up discovery efforts on this one recently, together with Penn. This is one where we're trying to take the full armament of Caritas engineering approaches to create what we hope to be a cross-corrective UBE3A gene therapy for Angelman. We think that this is one where you could get significant improvement in disease outcomes if you can create some cross-correction and not just be able to treat that small percentage of cells that can be directly transduced.

Angelman is very large, relatively speaking, for a rare disease. More than 30,000 patients estimated in commercial markets. And with some of the recent proof of concept data from some of the ASO studies, it looks like you could potentially see significant clinical benefit even in those older patients with Angelmen, if you can help restore some of that underlying UB3 reactivity. So this is one that's early, but we're really excited about the potential and what we could bring to bear here.

And finally, the last two programs that I'll talk about also leverage our lysosomal platform claim one is our first Batten program, where we're using engineering to create, again, a targeted transgene here with our same fusion protein approach that we use in Pompe. And we've seen similar to Pompe that we were able to create transgenes, with significantly better potency than the wild type CLN1 transgene. And now we're working on iterations of this, combining it with Penn technologies and have mouse studies planned and ongoing.

And then finally on the last slide here, slide 27 on the pipeline. We also have active programs that we've been working on with Jim and his team at Penn, in MPS IIIA and MPS IIIB. MPS or Sanfilippo is a very severe progressive pediatric neurodegenerative lysosomal storage disease. There's currently no treatments available. We have now created a number of different targeted and restabilized transgenes for both of these diseases. Those are now in ongoing animal studies at Penn with Jim and his team and we look to hopefully have some lead candidates soon with some proof of concept.

So that was just the highlight of our pipeline programs. And at this point, I will turn it back over to John to talk about our manufacturing strategy and capabilities. John?

John C:

Great, thank you, Jeff, and again, thank you, Jill and Jim, and hopefully you'll see the core of an incredibly strong leadership for Caritas going forward. Let me talk for just a moment about the manufacturing here. Again, we're firmly of the belief that the process is the product and that we want to be among the world's leaders in manufacturing science, as well as biology and science of what we do in gene therapy. So we have set about over the last year and a half to design a state of the art manufacturing facility to be based in Orlando, Florida, at the Lake Nona Medical Innovation Center.

We are ready now to begin construction over the next several months. It's about a 12 to 18 month build, staffing and validation of the process. We think this will be an incredibly important strategic asset for the company going forward, will give us maximum flexibility to ensure that we can manufacture product of the highest quality, but also in the most timely fashion possible. This will also continue with our relationship with the manufacturing and process science out of Jim's labs at UPenn. Together with our relationship with ThermoFisher Scientific. That'll be the first facility, and we expect that to be operational again in about 18 months time.

And the vision, together with the land that's already been purchased and that will also transfer to Caritas, is a larger scale manufacturing facility. Again, part of our long term vision of building excellence in gene therapy and genetic medicine manufacturing.

On the next slide, just some more specifics about what we envision, this is the actual building, the entire top third floor, more than 30,000 square feet of largely manufacturing space, processed science, validation work includes fill and finish as well. And again, we think this will be an incredibly important capability to develop within the company, that also gives us the capacity moving forward that we will need together with Thermal Fisher to advance the pipeline.

And the next slide, I'll talk a little bit more here on Slide 32 about the strategic collaboration with Amicus. Again, we are to the point now where these programs are ready to be spun out of Amicus. Amicus is able to do this from a position of strength as we now have one approved product, Galafold. But then also moving toward the second approved product in Pompe disease, the enzyme replacement therapy ATGAA.

So, again, Amicus does this from a position of strength - select members of the senior leadership team move forward. I move over with the long term commitment to build, grow Caritas together with Jeff, Jill, other members of senior management from Amicus.

Amicus will be under the very capable hands of Bradley Campbell. It's part of the planned evolution for Bradley to become the chief executive officer. I will remain with an important role as senior strategic advisor at Amicus, charged with mentoring Bradley charged with ensuring that the programs, particularly ATGAA, move forward through approval and launch and also continue to be engaged in ways to maximize shareholder value at Amicus.

The relationship with Amicus, this is going to be an incredibly important one. If you even look at the logo with Caritas that we developed. You can see on the cover slide the kind of clever representation of the double stranded helix with the color blue in the middle. So the notion is that Caritas is infused with the culture of Amicus: the patient focus, the dedication to extraordinary science, and the relentless focus on moving these programs forward at the fastest pace possible and at the highest quality.

So all of that will continue to be part of the Caritas culture, if you will. Again, we are going to take the top two floors in Philadelphia, already built out that have for the last two years been the Global Research Center and Gene Therapy Center of Excellence for Amicus. That will become the corporate headquarters for Caritas, together with the facility in Florida. And again, we will continue to maintain a strong relationship as we co-develop with our team and partners at Amicus, the Pompe and Fabry gene therapy programs.

So a strong collaboration with Amicus. Again, a little bit more on that co-development: we believe that this will be operated through a joint steering committee. Both companies maintaining operational control. We think this de-risks the funding for both companies for both the Fabry and Pompe programs with the split toward commercialization.

We envision with the strong global reach of Amicus’ commercial and medical affairs and patient advocacy operations, that the commercialization of these two gene therapies will rest with Amicus. And we envision a full split on profits with Amicus going forward.

There is also the potential for continued collaboration, as Amicus will remain to have a right of first negotiation in certain muscular dystrophies going forward as well.

Again, just a little bit more about the structure here, we had a number of different options for funding of this spin out. We chose this merger with the ARYA entity and the deep SPACing process ahead, together with the funding through the PIPE. We think this provides maximal funding. We think it provides certainty. We think it provides a partnership with leading investors in biotechnology and importantly with this quantum of capital, about $400m into this company. This fully capitalizes the company for several years ahead, well into the 2024, advancing all of the programs, building the manufacturing and building the team.

And here on slide 36 you see the terms of the transaction, the pro forma valuation, the sources of funds and the uses of funds. Again, with the Amicus assets being spun into Caritas, having a pre-money valuation of $175M, that’ll be combined with the cash held in trust in the ARYA IV trust of approximately $150M, combined then also with the PIPE proceeds of approximately $200M, together with the additional cash to be provided by Amicus, leading to total sources of funds.

Again, use of funds: This is highly efficient. Most of our funding going toward research and development of these programs going forward. This will be sufficient to generate, in addition to advancing the current pipeline, making sure that we can generate one to two additional INDs per year.

Multiple milestones ahead for the programs as well. Our registration pivotal studies to begin. Importantly for CLN3, and also, we believe for CLN6. We can generate initial proof of concept data in Fabry patients with this funding. Again, we can build our manufacturing facility.

And also, very importantly, we think we can continue to advance a lot of the science that Jill talked about in the beginning part. And this is very unique and something I want to emphasize here, that by advancing these programs over the next several years, we think we can actually accomplish three things:

First, with these medicines, we can dramatically change people's lives. Secondly, we'll be able to deploy, refine and validate next generation gene therapy technologies. By doing that, thirdly, we think that this could create the value to open up options on new programs, new indications. So, again, success building on success here while we're solving some of the key problems in gene therapy, manufacturability, safety, targeting and durability.

Next slide on slide 38, you'll see many of the milestones over just the next couple of years. We really think throughout 2022 being able to have regulatory clarity on what it will take to get particularly the CLN3 Batten program into its pivotal study and what it will take to get that approved for patients, multiple INDs moving forward, including importantly the IND for Fabry disease, being able to treat Fabry patients, further proof of concept across the pipeline programs. And again, I think you'll expect to see month to month, quarter by quarter we’ll have through Caritas events, we’ll have through scientific exchanges and symposia, publications, patents issued, advancing all of these core problem-solving technologies. So something we and something I'm looking forward to, again, with the notion that this will be the next decade of genetic medicine in gene therapy, and we intend for Caritas to be at the forefront of that.

We'll end where we began, and that's reminding everybody the very unique nature of Caritas: the pipeline, the programs, the advanced stage of several of the programs, including importantly CLN3 Batten Disease, the platform technologies that we are developing, that we have developed and that will continue to develop within the walls of Caritas in partnership with Jim Wilson and his team at UPenn, in other key partnerships ahead, especially on the manufacturing side with the ThermoFisher team, and again, an experienced team to lead this going forward.

So it's something we're excited about, something I'm deeply engaged in. And as I think about the ability to really transform lives and to build one of the next great companies in biotechnology, building off the success we've had at Amicus. To think about Caritas as the future of harnessing genetic medicine is something we're all excited about and certainly very much looking forward to. So thank you.